

July 29, 2013

Via E-mail
Kirk H. Milling
President and Chief Executive Officer
OCI Resource Partners LLC
General Partner
OCI Resources LP
Five Concourse Parkway, Suite 2500
Atlanta, GA 30328

> **Re:** **OCI Resources LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 22, 2013**
> **File No. 333-189838**

Dear Mr. Milling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside cover page

1.   Given the significant amount of text necessary to explain the 50 years strong reference and your additional claims regarding size and cost of operations, please remove those references and the explanatory language from the inside cover page.

Recent developments, page 5

2.   If you elect to provide preliminary financial results for the quarter ended June 30, 2013 please present balanced disclosure of your preliminary data, not merely the data from which your quarterly revenues may be estimated.

Organizational Structure, page 9

3.   Please reconcile the ownership structure disclosed in this chart with the ownership percentages set forth in Section 2 of Exhibit 10.5 and the 50.49% general partner interest referenced in the assignment agreement filed as exhibit 10.1.

Trona Reserves, page 138

4.   We note your response to comment 6 in which you provided the cost of your products sold and the included the three-year historic price used to calculate your proven and probable reserves as of March 31, 2013. We also note the historic three-year average price as of March 31, 2013 was US$ 149.78/short ton or $US 165.11/metric tonne compared to your disclosure of $US177.73. Please clarify the units of measurement, i.e. short tons or metric tonnes, were used in your filing and verify the reserve price as stated is correct.

Notes to Unaudited Pro Forma Financial Statements
2. Pro Forma Adjustments and Assumptions, page F-7

5.   We note your response to prior comment 10 in our letter dated July 19, 2013. Please provide us with additional details to address the following items:

- Please clarify the percentage of interest in OCI Wyoming LP (OCIWLP) that OCI Wyoming Holding Co. (OCI Holdings) has consolidated in its historical consolidated financial statements. Please also provide us with reference to the authoritative accounting literature to support your accounting.
- We note that the 1% limited partner interest in OCIWLP owned by OCI Wyoming Co.(OCIWCO) is recorded as noncontrolling interests in OCI Holdings' historical consolidated financial statements. Please explain your accounting to record this 1% limited partner interests in OCIWLP as noncontrolling interests when the portion of the mining reserves apportioned to the 80% of OCIWCO held by OCI Chemical Corporation is not consolidated with OCI Holdings.
- We note that OCI Resources LP will own 51% of the general partner interest and 51% of the limited partner interest in OCIWLP upon the completion of this offering. Please tell us whether you have concluded that OCIWLP will become a substantially wholly owned subsidiary upon the completion of the restructuring and offering transactions. Please also tell us whether your conclusion is consistent with the requirements under FASB ASC 805-50-S99-2.

6.   Please provide us with your computation of the pro forma adjustments under the footnoted.

Exhibits

7.   It remains unclear how OCI Wyoming LP is a successor by assignment to the agreement filed as exhibit 10.16. Please clarify and file the assignment agreement as an exhibit to the registration statement.

Exhibit 5.1 – Opinion of Dechert LLP

8.   We note your statement in the Dechert LLP legality opinion that "[t]he opinion expressed herein is limited to the Delaware LP Act and judicial interpretations thereof. We are not members of the bar of the State of Delaware." The statement that you are not members of the bar of the State of Delaware appears to limit your opinion and carve out the law of the relevant jurisdiction. Please revise to provide a legality opinion without this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): David Cho, Esq.